Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Three Months Ended Nov. 30,	Year Ended Aug. 31,
	2017	2017	2016	2015	2014	2013
EARNINGS:
Income from Continuing Operations Before Income Taxes	$230	$2,886	$1,991	$3,161	$3,827	$3,429
Add:
Fixed charges	149	546	515	509	327	246
Equity affiliate loss (income) - net	2	17	12	13	8	(15)
Amortization of capitalized interest	6	21	20	18	17	16
Less:
Capitalized interest	(16)	(44)	(32)	(26)	(28)	(23)
Earnings available for fixed charges	$371	$3,426	$2,506	$3,675	$4,151	$3,653
FIXED CHARGES:
Interest expense(3)	$121	$455	$437	$434	$250	$176
Capitalized interest	16	44	32	26	28	23
Portion of rents representative of interest factor	12	47	46	49	49	47
Total fixed charges	$149	$546	$515	$509	$327	$246
Ratio of Earnings to Fixed Charges	2.49	6.27	4.87	7.22	12.69	14.85

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business have been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.